EXHIBIT 18.1

th Avenue
May 29, 2014 Board of Directors Fairway Group Holdings Corp. 2284 12th Avenue New York, NY 10027

Dear Directors:

We are providing this letter solely for inclusion as an exhibit to Fairway Group Holdings Corp. (the "Company") Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended March 30, 2014, as set forth in our report dated May 29, 2014. As stated in Note 1 to those financial statements,  the Company changed its annual goodwill impairment test date from the last day of the fiscal year to the first day of the fiscal fourth quarter which is considered a change in accounting principle. Note 1 also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because it more closely aligns the impairment testing date with the Company’s long-range planning and forecasting process.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very Truly Yours,

/s/ GRANT THORNTON LLP

Melville, New York